SAM INCORPORATED
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Food Sales	1,185,159.91
Total Income	1,185,159.91
Cost of Goods Sold	
Beg Inventory.	10,500.00
Ending Inventory	-24,200.00
Merchant Account Fees	24,435.89
Purchases	304,840.01
Restaurant Supplies	54,595.43
Total COGS	370,171.33
Gross Profit	814,988.58
Expense	
Advertising and Promotion	10,572.02
Automobile	18,346.10
Bank Service Charges	2,138.10
Credit Card Discount	2,990.30
Depreciation Expense	12,905.00
Due & Subscription	652.09
Equipment Rentals	4,104.15
Garbage	2,400.93
Insurance Expense	7,893.18
Interest Expense	106,781.58
Loan Broker Fee	14,445.00
Meals & Entertainment	9,517.50
Office Expense	22,091.53
Office Supplies	780.41
Outside Service	27,942.36
Parking and Toll	13,881.15
Payroll Expenses	
Compensation of Officer	14,000.00
Salaries and Wages	502,636.16
Total Payroll Expenses	516,636.16
Pest Control	1,966.70
Postage	135.33
Professional Fees	41,326.66
Rent Expense	84,661.39
Repairs and Maintenance	7,148.80
Sales Tax Expense	64,324.00
Supplies	3,055.45
Tax and License	
Business Licenses and Permits	331.38
Payroll Tax Expense	49,297.08
Property Tax Expense	6,261.19
State Corporation Tax	800.00
Total Tax and License	56,689.65
Telephone Expense	8,527.97
Transportation Expense	364.03
Travel Expense	2,196.81
Utilities	64,964.67
Total Expense	1,109,439.02
Net Ordinary Income	-294,450.44

SAM INCORPORATED
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Income/Expense	
Other Income	
ERC	80,884.69
Interest Income	2,864.26
Misc Income	1,533.62
Total Other Income	85,282.57
Other Expense	
Donation	2,000.00
Nondeductible Expense	17.62
Total Other Expense	2,017.62
Net Other Income	83,264.95
Net Income	**-211,185.49**

SAM INCORPORATED
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	840.00
Other Current Assets	
Food Inventory	24,200.00
Total Other Current Assets	24,200.00
Total Current Assets	25,040.00
Fixed Assets	
Company Vehicle	
2015 Basis	41,934.00
2018 Basis	10,000.00
Acc. Dep.	-38,477.00
Total Company Vehicle	13,457.00
Furniture, Fixture & Equipment	
2015 Basis	98,487.00
2023 Basis	19,354.58
Acc. Dep.	-99,178.00
Total Furniture, Fixture & Equipment	18,663.58
Leasehold Improvements	
2015 Basis	27,793.00
2017 Basis	31,948.42
2023 Basis	560,084.60
Acc. Dep.	-42,960.00
Total Leasehold Improvements	576,866.02
Machinery and Equipment	
2015 Basis	44,782.00
2023 Basis	60,485.69
Acc. Dep.	-47,806.00
Total Machinery and Equipment	57,461.69
Total Fixed Assets	666,448.29
Other Assets	
Covenant Not to Compete	
2015 Basis	15,000.00
Acc. Amor.	-15,000.00
Total Covenant Not to Compete	0.00
Goodwill	
2015 Basis	25,000.00
Acc. Amor.	-25,000.00
Total Goodwill	0.00
Loan to KPP INC	265,370.34
Loan to Winefornia Inc	30,000.00
Total Other Assets	295,370.34
TOTAL ASSETS	**986,858.63**

SAM INCORPORATED
Balance Sheet
As of December 31, 2023

	Dec 31, 23
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	54,982.26
Other Current Liabilities	
Payroll Liabilities	10,692.40
Sales Tax Payable	22,602.96
Total Other Current Liabilities	33,295.36
Total Current Liabilities	88,277.62
Long Term Liabilities	
Loan Payable	1,369,450.51
Total Long Term Liabilities	1,369,450.51
Total Liabilities	1,457,728.13
Equity	
Capital Stock	500.00
Retained Earnings	-260,184.01
Net Income	-211,185.49
Total Equity	-470,869.50
TOTAL LIABILITIES & EQUITY	**986,858.63**

SAM INCORPORATED
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-211,185.49
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Food Inventory	-13,700.00
Apple Card	2,028.57
Capital One Spark 5722	1,365.84
Chase CC 6183	8,076.74
WF BusinessLine 1354	355.35
WF CC 4162	3,181.24
WF CC 4170	-6,387.46
Payroll Liabilities:FICA	8,381.82
Payroll Liabilities:FUTA	1,974.95
Payroll Liabilities:State	-42.34
Payroll Liabilities:Wage Payable	0.08
Sales Tax Payable	20,196.00
Net cash provided by Operating Activities	-185,754.70
INVESTING ACTIVITIES	
Company Vehicle:Acc. Dep.	1,580.00
Furniture, Fixture & Equipment:2023 Basis	-19,354.58
Furniture, Fixture & Equipment:Acc. Dep.	691.00
Leasehold Improvements:2023 Basis	-110,535.72
Leasehold Improvements:Acc. Dep.	7,610.00
Machinery and Equipment:2023 Basis	-6,325.59
Machinery and Equipment:Acc. Dep.	3,024.00
Net cash provided by Investing Activities	-123,310.89
FINANCING ACTIVITIES	
Loan Payable:Golden Pacific Ban	-60,525.36
Loan Payable:Other	267,903.30
Loan Payable:SBA EIDL	-20,511.17
Loan Payable:SEACC Microloan H05	-2,230.37
Loan Payable:Square	64,030.43
Shareholder Distributions	-101,373.58
Net cash provided by Financing Activities	147,293.25
Net cash increase for period	-161,772.34
Cash at beginning of period	144,043.23
Cash at end of period	**-17,729.11**